Exhibit 11

EXHIBIT 11 – COMPUTATION OF EARNINGS (LOSS) PER SHARE

(In thousands, except per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Basic and diluted numerator:
Loss attributable to the Company – Common Shares	$(9,127)	$(689,098)	$(56,909)	$(776,978)
Less: Participating securities dividends	243	—	1,393	—

Net loss attributable to the Company	$(9,370)	$(689,098)	$(58,302)	$(776,978)

Denominator:
Weighted average common shares – basic	355,542	355,370	355,502	355,351
Effect of dilutive securities:
Stock options and restricted stock (1)	—	—	—

Weighted average common shares – diluted	355,542	355,370	355,502	355,351

Net loss attributable to the Company per common share:
Basic	$(0.03)	$(1.94)	$(0.16)	$(2.19)
Diluted	$(0.03)	$(1.94)	$(0.16)	$(2.19)

(1)	Equity awards of 5.6 million and 7.0 million were outstanding as of June 30, 2010 and 2009, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive as the respective options’ strike price was greater than the current market price of the shares.